EXHIBIT 99.2

Management’s Discussion and Analysis (“MD&A”)

The interim financial statements of Central Fund of Canada Limited (“Central Fund” or the “Company”) are prepared and reported in United States (“U.S.”) dollars in accordance with International Accounting Standards (“IAS”) 34 “Interim Financial Reporting” and may not include all of the information required for full annual financial statements. Notes to the financial statements on pages 11 to 20 should be referred to as supplementary information to this discussion and analysis.

Central Fund is a specialized investment holding company which invests primarily in long-term holdings of unencumbered, allocated and physically segregated gold and silver bullion and it does not speculate in gold and silver prices. Central Fund is not an operating entity nor does it have any employees, office facilities or the potential risks thereof. Central Fund retains The Central Group Alberta Ltd (the “Administrator”) to attend to all administrative duties as delegated by the Administrative and Consulting Agreement and as guided by the Board of Directors.

There are no off-balance sheet items, arrangements, contingencies or obligations. All accounts are fully disclosed and itemized in the interim financial statements.

Certain statements contained in this MD&A constitute forward-looking statements. All forward-looking statements are based on the Company’s beliefs and assumptions based on information available at the time the assumption was made. The use of any of the words “anticipate”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “should”, “believe” and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct. Such forward-looking statements included in this MD&A should not be unduly relied upon. These statements speak only as of the date of this MD&A.

In particular, but without limiting the foregoing, this MD&A contains forward-looking statements pertaining to the expectation that income tax will not be payable on the sale by the Company of gold and silver in 2016 and steps that may be taken by the Company in the Class A Shareholders’ Proceedings.

The material factors and assumptions used to develop these forward-looking statements include, but are not limited to, those referred to in note 3 of the financial statements under “Estimates and Assumptions”.

Actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors described in “Risk Factors” in the Company’s 2015 annual MD&A as well as note 11 and 14 of these financial statements.

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Financial Results – Changes in Net Assets

Total equity (also referred to as “net assets”) increased by $256.7 million or 7.2% during the three months ended July 31, 2016 primarily as a result of a 4.4% increase in the price of gold per fine ounce and a 12.2% increase in the price of silver per ounce during the period.

Total equity increased by $663.0 million or 21.1% during the nine months ended July 31, 2016 primarily as a result of a 17.5% increase in the price of gold per fine ounce and a 28.2% increase in the price of silver per ounce during the period.

The following table summarizes selected quarterly financial information (amounts in millions except where stated on a per share or per ounce basis):

	Quarter ended (U.S.$)

	July 31, 2016	Apr. 30, 2016	Jan. 31, 2016	Oct. 31, 2015
Change in unrealized appreciation of holdings	$259.5	$567.5	$(171.1)	$156.8
Net income (loss) inclusive of the change in unrealized appreciation of holdings	$256.7	$580.3	$(174.0)	$152.9
Net income (loss) per Class A share inclusive of the change in unrealized appreciation of holdings	$1.01	$2.28	$(0.69)	$0.60
Total net assets	$3,805.0	$3,548.2	2,968.0	$3,142.0
Gold Price (per fine ounce)	$1,342.00	$1,285.65	$1,111.80	$1,142.35
Silver Price (per ounce)	$20.04	$17.86	$14.08	$15.63

	July 31, 2015	Apr. 30, 2015	Jan. 31, 2015	Oct. 31, 2014
Change in unrealized appreciation of holdings	$(289.6)	$(166.3)	$218.1	$(550.6)
Net income (loss) inclusive of the change in unrealized appreciation of holdings	$(292.6)	$(169.0)	$215.4	$(553.5)
Net income (loss) per Class A share inclusive of the change in unrealized appreciation of holdings	$(1.15)	$(0.66)	$0.85	$(2.17)
Total net assets	$2,991.7	$3,284.2	$3,453.3	$3,237.9
Gold Price (per fine ounce)	$1,098.40	$1,180.25	$1,260.25	$1,164.25
Silver Price (per ounce)	$14.56	$16.52	$16.92	$16.20

Disclosure Controls and Procedures

The Senior Executive Officers have established and implemented disclosure controls and procedures in order to provide reasonable assurance that material information relating to the Company is disclosed on a timely basis. They believe these disclosure controls and procedures have been effective during the nine months ended July 31, 2016.

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Outstanding Shares

There were 254,432,713 Class A retractable shares and 40,000 Common shares issued and outstanding at October 31, 2015, July 31, 2016 and August 17, 2016.

Financial Results – Net Income

Central Fund’s earned income objective is secondary to its purpose of holding almost all of its net assets in gold and silver bullion. Generally, Central Fund seeks only to maintain adequate cash reserves to enable it to pay expenses and Class A share dividends. Because gold and silver bullion are not loaned to generate income, in the absence of bullion sales, Central Fund’s realized income is typically a nominal percentage of its net assets.

Net income, inclusive of the change in unrealized appreciation of holdings, for the three months ended July 31, 2016 was $256.7 million compared to a net loss of $292.6 million for the comparable period in 2015. Net income, inclusive of the change in unrealized appreciation of holdings, for the nine months ended July 31, 2016 was $663.0 million compared to a net loss of $246.2 million for the comparable period in 2015. Normally, the net income (loss) for any reporting periods is primarily the result of the change in the prices of gold and silver bullion during the respective periods. However, on April 25, 2016, the Company sold 22,000 fine ounces of gold bullion (1.30% of gold holdings) at $1,248.30 per ounce and 1,320,000 ounces of silver bullion (1.72% of silver holdings) at $16.9875 per ounce for total proceeds of $49,886,100. The gold and silver were sold in proportionate amounts so as to maintain their current weighting with Central Fund. Though the Company realized a gain of $15,758,511 on these sales, it does not anticipate that there will be any income tax payable.

Certain expenses, such as administration fees and safekeeping fees, vary relative to net asset levels or the quantities and values of the gold and silver bullion held. Administration fees, which are scaled and are calculated monthly based on the total net assets at each month-end, increased by $161,148 and $11,489 respectively during the three and nine-month periods ended July 31, 2016 as compared to the same periods in 2015. Safekeeping fees increased by $77,613 and decreased by $33,452 during the same respective periods. The changes in administration fees were directly due to changes in the levels of average net assets under administration, while the changes in safekeeping fees were directly due to the changes in the prices of gold and silver, during these periods.

Expenses as a percentage of average month-end net assets (the “expense ratio”) for the three-month period ended July 31, 2016 was 0.08% compared to 0.09% for the comparable three-month period in 2015. For the nine-month period ended July 31, 2016, the expense ratio was 0.27% compared to 0.26% for the comparable nine-month period in 2015. For the twelve-month period ended July 31, 2016, the expense ratio was 0.39% compared to 0.34% for the comparable twelve-month period ended July 31, 2015. The increases in the expense ratios for the nine and twelve-month periods were the direct result of costs incurred during fiscal 2016 to address issues related to the Class A Shareholders’ Proceedings (nine months ended July 31, 2016: $708,522; twelve months ended July 31, 2016: $2,164,176). If not for these costs, the expense ratios would have been 0.25% for the nine month period and 0.33% for the twelve-month period ended July 31, 2016.

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Liquidity and Capital Resources

All of Central Fund’s assets are liquid. The Company’s liquidity objective is to hold cash and cash equivalents in a safe and conservative manner to generate income primarily to be applied towards expenses and Class A share dividends. The ability of Central Fund to have sufficient cash for expenses and dividend payments, and to meet demands for redemptions (if any), is primarily dependent upon its ability to realize cash flow from its cash equivalents. Should Central Fund not have sufficient cash to meet its needs, portions of Central Fund’s bullion holdings may be sold to fund dividend payments, provide working capital, and pay for redemptions (if any) of Class A shares.

For the nine months ended July 31, 2016, Central Fund’s cash and cash equivalents increased by $38.3 million to $45.8 million. This increase was a result of the proceeds received from the April 25, 2016 sale of gold and silver bullion less amounts incurred to pay expenses, including the costs of the Class A Shareholders’ Proceedings and the year-end Class A share dividend. The Board of Directors and Senior Executive Officers monitor Central Fund’s cash position with an emphasis on maintaining its mandate to hold maximum amounts of gold and silver bullion at all times.

Administrator and Other Related Party Information

Please refer to Note 9 of the quarterly financial statements.

Class A Shareholders’ Proceedings

During 2015, the Company successfully defended certain meritless actions instituted by 1891868 Alberta Ltd. (“SAM Alberta”) in the Court of Queen’s Bench of Alberta (the “Class A Shareholders Proceedings”), including an application (the “Application”) seeking relief under the Business Corporations Act of Alberta on the ground of oppression, as described in the Company’s annual MD&A for the year ended October 31, 2015. On September 10, 2015, SAM Alberta sought to amend the Application (the “Amended Application”) to add further respondents, to seek leave of the Court to commence a derivative action on behalf of the Company against the then current Directors of the Company, certain former Directors and The Central Group Alberta Ltd., the Administrator, and for other interim relief. On filing of the Amended Application, the Board of Directors of the Company appointed a Special Sub-Committee of independent directors to advise the Board in respect of the proposed derivative action. After consulting with independent legal counsel and considering the matter, this Committee advised the Board that the claims made in the Amended Application and the proposed derivative action are wholly without merit. Almost a year has passed since the filing of the Amended Application and no further steps have been taken by SAM Alberta in respect of the proposed derivative action. The Company is in the process of preparing an application to have the Amended Application of SAM Alberta struck (the “Application to Strike”) and if such application is unsuccessful, it will strenuously oppose the Amended Application. In the proposed derivative action, SAM Alberta seeks an order (i) to bring an action in the name of the Company in respect of alleged breaches by the then current and former Directors of their duties under corporate legislation and in particular with respect to failure to disclose fees paid to a now deceased former director pursuant to a contract with the Administrator (the “Contract”); (ii) for an accounting of profits and/or damages from the then current Directors and former Directors in the amounts paid under the Contract; and (iii) for payment by the then current Directors, former Directors and the Administrator of the amount of $50 million representing amounts paid to the Administrator that are allegedly in excess of the market value of services provided. On September 23, 2015, the Court dismissed SAM Alberta’s oppression claim and its application for the interim relief sought. The application for leave to commence a derivative action was adjourned. All of the meritless allegations of SAM Alberta are fully addressed in the Application to Strike.

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The costs incurred by the Company on account of the Class A Shareholders’ Proceedings for the three and nine months ended July 31, 2016 were $76,651 and $708,522 respectively (fiscal year ended October 31, 2015: $1,883,045), primarily for legal and advisory work in relation to the Class A Shareholders’ Proceedings. These costs may be reduced by virtue of a partial recovery of costs as awarded to the Company by the Court. Any potential recovery of costs is not recognized in the financial statements and would not be recognized until the recovery of such costs is virtually certain.

Normal Course Issuer Bid

On February 24, 2016, the Company received approval from the TSX to commence a normal course issuer bid (“NCIB”) to repurchase and cancel up to 12.7 million of its Class A non-voting shares, representing approximately 5% of the total number of issued and outstanding shares at that time. Any NCIB purchases may be made over the course of a twelve month period and will be subject to the applicable TSX and NYSE rules and securities laws. The timing of purchases, and the actual number of Class A shares to be purchased, will be determined by the Corporation and will be subject to market conditions, share prices and regulatory requirements. As of the date of these financial statements, no Class A shares have been repurchased. A shareholder may obtain a copy of the Notice of Intention to make the NCIB, without charge, by contacting the Company at its head office, Attention: Shareholder and Investor Inquiries.

Additional Information

This MD&A is dated August 17, 2016. Additional information relating to the Company, including its Annual Information Form and 2015 Annual Report, is available on the SEDAR website at www.sedar.com and Central Fund’s website at www.centralfund.com.

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